Exhibit 99.1

Battalion Oil Corporation Announces Amendment to Merger Agreement with Fury Resources, Inc.

Houston, Texas, Sept. 19, 2024 -- Battalion Oil Corporation (NYSE American: BATL) (“Battalion” or the “Company”) announced today that it has entered into an amendment to the previously disclosed Agreement and Plan of Merger (as amended, the “Merger Agreement”) with Fury Resources, Inc. (“Buyer” or “Parent”), pursuant to which Parent has agreed to acquire all of the outstanding shares of Common Stock of the Company (the “Common Stock”) for $7.00 per share in cash, without interest (the “Merger Consideration”). The holders of all of the outstanding shares of the Preferred Stock of the Company, Luminus Management, LLC (“Luminus”), Gen IV Investment Opportunities, LLC, and funds and accounts managed by Oaktree Capital Management, L.P. (“Oaktree”), or their respective affiliates (collectively, the “Rollover Stockholders”), have agreed to contribute to Buyer all of their shares of Preferred Stock of the Company in exchange for new preferred shares of Buyer at a valuation based on the redemption value of such Company Preferred Stock.

The transaction is expected to close in the fourth quarter of 2024, subject to various closing conditions as set forth in the Merger Agreement, including the approval of Battalion’s stockholders.

Parent has confirmed to the Company that it has received the following capital commitments to complete the transactions contemplated by the Merger Agreement:

•	$200 million in debt commitments from Fortress Credit Corp. and AI Partners Asset Management Co., Ltd;

•	$188 million in total Preferred Stock commitments from a combination of the Rollover Stockholders listed above ($173 million) and AI Partners Asset Management Co., Ltd. ($15 million);

•	$160 million in equity commitments to acquire new shares of common stock of Parent.

Post-transaction, net of acquisition consideration and fees, Parent is expected to have approximately $100 million in cash on the balance sheet.

As previously disclosed, in connection with the transactions contemplated by the Merger Agreement, Luminus and Oaktree, who collectively own 61.61% of the Common Stock of the Company, had entered into a Voting Agreement with Buyer pursuant to which they have agreed, among other things, to vote 6,254,652 of their shares of Common Stock, which in the aggregate represents 38% of the total voting power of the shares of capital stock of the Company, in favor of adopting the Merger Agreement.

For Battalion, Houlihan Lokey Capital, Inc. acted as financial advisor and Mayer Brown LLP is acting as legal counsel. Jefferies LLC acted as financial advisor and K&L Gates LLP is acting as legal counsel to Buyer.

Avi Mirman, Co-Founder and Chairman of Fury Resources stated “With this acquisition, Fury has secured a foothold in one of the world’s most prolific basins. Our team has significant experience in the region, and we believe these assets present a compelling value proposition for our investors. With a deep inventory of high return locations and consolidation opportunities in the area, we believe this asset can be scaled quickly and provide a meaningful return to our investors. We have strong institutional support for this transaction, including the Rollover Stockholders. We view their decision to stay in the investment opportunity as a strong vote of confidence in our ability to deliver results and are excited for us to get to work.

I’m excited to have Richard Little, the former CEO of Battalion, back to unlock the potential of these assets by accelerating development, tapping into new reserves and advancing the gas processing capabilities in the area” added Mr. Mirman. “Finally, I especially want to thank both the Fury and Battalion teams for their tenacity in reaching this objective, both for the benefit of BATL common stockholders and Fury Resources post-transaction. This is a win-win.”

Matt Steele, Battalion CEO, commented, “I echo Mr. Mirman’s comments. This transaction has taken longer than anyone at the table intended. Despite that, the teams persevered to achieve the best outcome for BATL stockholders. The company and Fury will work diligently in the coming months to close this transaction and position Fury for a successful transition.”

About Battalion

Battalion Oil Corporation is an independent energy company engaged in the acquisition, production, exploration and development of onshore oil and natural gas properties in the United States.

About Fury

Fury Resources, Inc. (“Fury Resources”) is a privately held exploration and production company focused on value creation through the acquisition and exploitation of assets in the Permian Basin. The team is comprised of core individuals who are long-term oil and gas veterans, and have in the past successfully grown Lilis Energy, Inc., a struggling $3MM market cap exploration and production company to well over $550MM, by the acquisition, organic growth, and development of Permian Basin properties. With expertise and talent in the team, Fury Resources is positioned and capitalized to grow in the area organically and through future acquisitions. To learn more, visit Fury Resource’s website at www.furyresources.com.

Important Information for Investors and Stockholders

This communication is being made in respect of the proposed transaction involving the Company and Parent. In connection with the proposed transaction, the Company intends to file the relevant materials with the SEC, including a proxy statement on Schedule 14A and a transaction statement on Schedule 13e-3 (the “Schedule 13e-3”). Promptly after filing its definitive proxy statement with the SEC, the Company will mail the definitive proxy statement and a proxy card to each stockholder of the Company entitled to vote at the special meeting relating to the proposed transaction. This communication is not a substitute for the proxy statement, the Schedule 13e-3 or any other document that the Company may file with the SEC or send to its stockholders in connection with the proposed transaction. The materials to be filed by the Company will be made available to the Company’s investors and stockholders at no expense to them and copies may be obtained free of charge on the Company’s website at www.battalionoil.com. In addition, all of those materials will be available at no charge on the SEC’s website at www.sec.gov. Investors and stockholders of the Company are urged to read the proxy statement, the Schedule 13e-3 and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction because they contain important information about the Company and the proposed transaction. The Company and its directors, executive officers, other members of its management and employees may be deemed to be participants in the solicitation of proxies of the Company stockholders in connection with the proposed transaction under SEC rules. Investors and stockholders may obtain more detailed information regarding the names, affiliations and interests of the Company’s executive officers and directors in the solicitation by reading the Company’s Annual Report on Form 10-K, as amended on Form 10-K/A, for the fiscal year ended December 31, 2023, and the proxy statement, the Schedule 13e-3 and other relevant materials that will be filed with the SEC in connection with the proposed transaction when they become available. Information concerning the interests of the Company’s participants in the solicitation, which may, in some cases, be different than those of the Company’s stockholders generally, will be set forth in the proxy statement relating to the proposed transaction and the Schedule 13e-3 when they become available.

Cautionary Information Regarding Forward-Looking Statements

All statements and assumptions in this communication that do not directly and exclusively relate to historical facts could be deemed “forward-looking statements.” Forward-looking statements are often identified by the use of words such as “anticipates,” “believes,” “estimates,” “expects,” “may,” “could,” “should,” “forecast,” “goal,” “intends,” “objective,” “plans,” “projects,” “strategy,” “target” and “will” and similar words and terms or variations of such. These statements represent current intentions, expectations, beliefs or projections, and no assurance can be given that the results described in such statements will be achieved. Forward-looking statements include, among other things, statements about the potential benefits of the proposed transaction; the prospective performance and outlook of the Company’s business, performance and opportunities; the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction; as well as any assumptions underlying any of the foregoing. Such statements are subject to numerous assumptions, risks, uncertainties and other factors that could cause actual results to differ materially from those described in such statements, many of which are outside of the Company’s control. Important factors that could cause actual results to differ materially from those described in forward-looking statements include, but are not limited to, (i) the risk that the proposed transaction may not be completed in a timely manner or at all; (ii) the failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction by the Company’s stockholders; (iii) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (iv) the possibility that competing offers or acquisition proposals for the Company will be made; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed transaction, including in circumstances, which would require the Company to pay a termination fee; (vi) the effect of the announcement or pendency of the proposed transaction on the Company’s ability to attract, motivate or retain key executives and employees, its ability to maintain relationships with its customers, suppliers and other business counterparties, or its operating results and business generally; (vii) risks related to the proposed transaction diverting management’s attention from the Company’s ongoing business operations; (viii) the amount of costs, fees and expenses related to the proposed transaction; (ix) the risk that the Company’s stock price may decline significantly if the Merger is not consummated; (x) the risk of stockholder litigation in connection with the proposed transaction, including resulting expense or delay; and (xi) other factors as set forth from time to time in the Company’s filings with the SEC, including its Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2023, as may be updated or supplemented by any subsequent Quarterly Reports on Form 10-Q or other filings with the SEC. Readers are cautioned not to place undue reliance on such statements which speak only as of the date they are made. The Company does not undertake any obligation to update or release any revisions to any forward-looking statement or to report any events or circumstances after the date of this communication or to reflect the occurrence of unanticipated events except as required by law.

Contact

Matthew B. Steele

Chief Executive Officer

832-538-0300

www.battalionoil.com